                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.    2    )*
                                          ---------


       AMERICAN PRECISION INDUSTRIES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

       SERIES B SEVEN PERCENT (7%) CUMULATIVE CONVERTIBLE PREFERRED STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                       #029069-10-1 for Common Stock
             -------------------------------------------------------
                                 (CUSIP Number)

       STANLEY WEISS, ESQ., 80 MAIN STREET, WEST ORANGE, NJ 07052 (973) 736-1815
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                November 14, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D


CUSIP No. 029069-10-1 for Common Stock                                                    Page 2 of 5 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             INTER SCAN HOLDING LTD.

--------------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a) [ ]
                                                                                                         (b) [X]


--------------------------------------------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

            00

--------------------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]



--------------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


          SWITZERLAND
--------------------------------------------------------------------------------------------------------------------
                           7        SOLE VOTING POWER 1,236,337 shares (100%) of Series B Seven Percent (7%)
                                    Cumulative Convertible Preferred Stock convertible into 1,538,603 shares (17.2%)
     NUMBER OF                      of Common Stock - as directed by Issuer's Board of Directors for three years.
      SHARES
   BENEFICIALLY            -----------------------------------------------------------------------------------------
     OWNED BY              8        SHARED VOTING POWER
       EACH
     REPORTING
      PERSON
       WITH                -----------------------------------------------------------------------------------------
                           9        SOLE DISPOSITIVE POWER 1,236,337 shares (100%) of Series B Seven Percent (7%)
                                    Cumulative Convertible Preferred Stock convertible into 1,538,603 shares (17.2%)
                                    of Common Stock, subject to the Issuer's right of first refusal for three years.

                           -----------------------------------------------------------------------------------------
                           10        SHARED DISPOSITIVE POWER



--------------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          1,236,337 shares of the above Series B Preferred Stock
--------------------------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                   [ ]



--------------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          One hundred (100%) percent of the outstanding Series B Preferred Stock
--------------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


               CO
--------------------------------------------------------------------------------------------------------------------
                                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
                           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7                      2 of 7
                       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 029069-10-1 for Common Stock                                                    Page 3 of 5 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Holger Hjelm as ultimate beneficial owner of all shares of Inter Scan Holding Ltd.

--------------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a) [ ]
                                                                                                         (b) [X]


--------------------------------------------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS

            00

--------------------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]



--------------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


          Sweden
--------------------------------------------------------------------------------------------------------------------
                           7        SOLE VOTING POWER 1,236,337 shares (100%) of Series B Seven Percent (7%)
                                    Cumulative Convertible Preferred Stock convertible into 1,538,603 shares (17.2%)
     NUMBER OF                      of Common Stock - as directed by Issuer's Board of Directors for three years.
      SHARES
   BENEFICIALLY           -----------------------------------------------------------------------------------------
     OWNED BY             8        SHARED VOTING POWER
       EACH
     REPORTING
      PERSON
       WITH                -----------------------------------------------------------------------------------------
                           9        SOLE DISPOSITIVE POWER 1,236,337 shares (100%) of Series B Seven Percent (7%)
                                    Cumulative Convertible Preferred Stock convertible into 1,538,603 shares (17.2%)
                                    of Common Stock subject to the Issuer's right of first refusal for three years.

                           -----------------------------------------------------------------------------------------
                           10        SHARED DISPOSITIVE POWER



--------------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          1,236,337 shares of the above Series B Preferred Stock
--------------------------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                   [ ]



--------------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          One hundred (100%) percent of the outstanding Series B Preferred Stock
--------------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


               IN
--------------------------------------------------------------------------------------------------------------------
                                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
                           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7                      2 of 7
                       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          SCHEDULE 13D- AMENDMENT NO. 2
                          -----------------------------

CUSIP# 029069-10-1 COMMON STOCK                                PAGE 4 OF 5 PAGES
-------------------------------                                -----------------


INTRODUCTION
------------

         The ownership of 20,000 shares of Series A Seven Percent (7%) Cumulative Convertible Preferred Stock ("Series A Preferred Stock") of American Precision Industries Inc. ("API") and a $5,000,000 Exchangeable Promissory Note ("Exchangeable Note") was reported by Inter Scan Holding Ltd. and Holger Hjelm (collectively the "Reporting Persons") in a Schedule 13D filed with the Securities and Exchange Commission ("SEC") on July 16, 1997, as amended by
Schedule 13D Amendment No. 1 filed with the SEC on July 17, 1997. Since the filing of Amendment No. 1 and pursuant to the Amended and Restated Stock Purchase Agreement dated July 3, 1997 annexed as Appendix A to Schedule 13D ("Stock Purchase Agreement"), the Reporting Persons have exchanged the Series A Preferred Stock and the Exchangeable Note for 1,236,337 shares of Series B Seven Percent (7%) Cumulative Convertible Preferred Stock ("Series B Preferred Stock"). Schedule 13D is hereby amended to reflect the exchange of the shares of Series A Preferred Stock and the Exchangeable Note.

         The cover pages of the Reporting Persons are hereby amended to read as set forth in this Schedule 13D Amendment No. 2. Items 1, 3, 4 and 5 are hereby amended as set forth in this Schedule 13D Amendment No. 2. All other pages and items remain unchanged, and are incorporated herein by reference.


ITEM 1.SECURITY AND ISSUER Item 1 is hereby amended to read as follows:
--------------------------

         1,236,337 shares of Series B Preferred Stock issued by API.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION     Item 3 is hereby
---------------------------------------------------------
amended to read as follows:

         The 20,000 shares of Series A Preferred Stock and the Exchangeable Note were exchanged for 1,236,337 shares of Series B Preferred Stock pursuant to Stock Purchase Agreement.

ITEM 4. PURPOSE OF TRANSACTION  Item 4 is hereby amended to read as follows:
------------------------------

         (A) The Series B Preferred Stock were acquired by Inter Scan pursuant to an exchange of 20,000 shares of Series A Preferred Stock and the Exchangeable Note held by Inter Scan pursuant to the Stock Purchase Agreement.


         (G) The prior answer is supplemented to include that a Certificate of Amendment to the Certificate of Incorporation of American Precision Industries Inc. (the "Certificate") was filed with the Secretary of State of the State of Delaware on November 14, 1997 pursuant to Section 242 of the Delaware General Corporation Law. The Certificate increased the authorized number

                          SCHEDULE 13D- AMENDMENT NO. 2
                          -----------------------------

CUSIP# 029069-10-1 COMMON STOCK                                PAGE 5 OF 5 PAGES
-------------------------------                                -----------------


of shares of Common Stock from Ten Million to Thirty Million and designated One Million Two Hundred and Fifty Thousand shares of Series B Preferred Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER   Item 5 is hereby amended to read
--------------------------------------------
as follows:

         (a) The 1,236,337 shares of Series B Preferred Stock (100% of the outstanding shares of Series B Preferred Stock) can be converted into 1,538,603 shares (approximately 17.2% of the Common Stock outstanding after the conversion) of the Common Stock.

SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 21, 1997                            /s/ Stanley Weiss
-----------------                           --------------------------------
                                            Stanley Weiss, Esq.
                                            Attorney at Law
                                            ---------------